Exhibit 99.2

Management’s Discussion and Analysis

Three months ended March 31, 2023

Amounts in United States dollars

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2023	United States dollars unless otherwise stated

TABLE OF CONTENTS

I.	OVERVIEW		3
II.	HIGHLIGHTS		4
III.	OUTLOOK AND UPCOMING MILESTONES		5
IV.	DISCUSSION OF OPERATIONS		5
	A.	CAMINO ROJO, MEXICO	5
	B.	SOUTH RAILROAD PROJECT, NEVADA	10
	C.	CERRO QUEMA PROJECT, PANAMA	12
V.	NON-GAAP MEASURES		14
VI.	SUMMARY OF QUARTERLY RESULTS		17
VII.	THREE MONTHS ENDED MARCH 31, 2023		20
VIII.	LIQUIDITY		22
IX.	CAPITAL RESOURCES		24
X.	RELATED PARTY TRANSACTIONS		24
XI.	OFF-BALANCE SHEET ARRANGEMENTS		25
XII.	PROPOSED TRANSACTIONS		25
XIII.	CRITICAL ACCOUNTING ESTIMATES		25
XIV.	FINANCIAL INSTRUMENTS		27
XV.	OUTSTANDING SHARE DATA		27
XVI.	CAUTIONARY NOTES		28
XVII.	RISKS AND UNCERTAINTIES		30

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2023	United States dollars unless otherwise stated

I.            OVERVIEW

Orla Mining Ltd. is a mineral exploration, development, and production company that trades on the Toronto Stock Exchange under the ticker symbol “OLA” and on the NYSE American under the symbol “ORLA”. The “Company”, “Orla”, “we”, and “our” refer to Orla Mining Ltd. and its subsidiaries unless the context otherwise indicates.

Orla’s corporate strategy is to acquire, develop, and operate mineral properties where our expertise can substantially increase stakeholder value. We have three material gold projects, (1) Camino Rojo, located in Zacatecas State, Mexico, (2) South Railroad, located in Nevada, United States, and (3) Cerro Quema, located in Los Santos Province, Panama.

Camino Rojo consists of the Camino Rojo oxide gold mine (the “Camino Rojo Oxide Mine” or “Camino Rojo”), which achieved commercial production effective April 1, 2022, and the Camino Rojo sulphides project (the “Camino Rojo Sulphides”). South Railroad (“South Railroad” or the “South Railroad Project”) consists of the Dark Star and Pinion deposits and is situated within a prospective land package, referred to as the Railroad-Pinion property, along the Carlin trend in Nevada. Cerro Quema consists of the Cerro Quema gold project (the “Cerro Quema Gold Project”), which also includes the Caballito copper-gold deposit (“Caballito”).

This Management’s Discussion and Analysis (“MD&A”) of the financial condition and results of operations of the Company should be read in conjunction with our condensed interim consolidated financial statements for the three months ended March 31, 2023, and our audited consolidated financial statements for the year ended December 31, 2022. The Cautionary Notes near the end of this document are an important part of this MD&A.

Additional information about our Company, including our most recent consolidated financial statements and annual information form, is available on the Company website at www.orlamining.com, under the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com, and the Company’s documents filed with, or furnished to, the United States Securities and Exchange Commission (“SEC”), which are available through the SEC’s Electronic Data Gathering and Retrieval System (“EDGAR”) at www.sec.gov.

This MD&A is current as of May 11, 2023.

Andrew Cormier, P.Eng., the Chief Operating Officer of the Company, is a Qualified Person, as the term is defined in National Instrument 43-101 (“NI 43-101”) and has reviewed and approved the technical information disclosed in this MD&A.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2023	United States dollars unless otherwise stated

II.            HIGHLIGHTS

Q1 2023 Highlights

●	26,859 gold ounces sold during the quarter, generating $51.1 million in revenue.

●	All-in sustaining costs[1] for the quarter were $693 per ounce sold.

●	Adjusted earnings [1] of $11.4 million resulting in adjusted earnings per share of $0.04.

●	Net income of $13.2 million for the quarter resulting in earnings per share of $0.04.

●	Cash flow from operating activities before changes in non-cash working capital of $0.0 million.

●	Cash on hand at March 31, 2023 of $83.8 million.

●	Subsequent to quarter end, Agnico Eagle Mines Ltd. (“Agnico Eagle”) made a C$25 million equity investment in the Company through the exercise of its top-up right under the amended and restated investor rights agreement dated December 17, 2019 (the “Investor Rights Agreement”) between Agnico Eagle and the Company.

Operating & Financial Results		Q1 2023	Q1 2022
Gold production	ounces	25,910	23,031
Gold sold	ounces	26,859	20,884
Average realized gold price [1]	per ounce	$1,888	$1,888
Cost of sales – operating cost	million	$11.8	$9.4
Cash cost per ounce [1]	per ounce	$472	$—	[2]
All-in sustaining cost per ounce [1]	per ounce	$693	$—	[2]

Revenue	million	$51.1	$39.6
Net income	million	$13.2	$18.8
Earnings per share – basic	$/share	$0.04	$0.08

Adjusted earnings [1]	million	$11.4	$19.8
Adjusted earnings per share [1]	$/share	$0.04	$0.08

Cash flow from operating activities before changes in non-cash working capital	million	$ nil	$22.0

Free cash flow [1]	million	$(5.5)	$16.3

Financial position		March 31, 2023	December 31, 2022
Cash and cash equivalents	million	$83.8	$96.3
Net debt [1]	million	$56.6	$49.5

1 Non-GAAP measure. Please refer to section V - NON-GAAP MEASURES of this MD&A for a reconciliation of this measure to the most comparable figures presented in our financial statements.
2 The Company declared commercial production at Camino Rojo effective April 1, 2022. Consequently, the comparative figures for cash cost per ounce and all-in sustaining cost per ounce are not applicable.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2023	United States dollars unless otherwise stated

III.            OUTLOOK AND UPCOMING MILESTONES

We remain focused on advancing the Company’s strategic objectives and near-term milestones, which include the following:

●	Maintaining robust health and safety protocols, to support the health of our employees and local communities.

●	Maintaining consistent performance at the Camino Rojo Oxide Mine and achieving 2023 annual production guidance of 100,000 to 110,000 ounces.

●	Achieving 2023 annual AISC guidance of $750-850/oz gold sold.

●	Continuing project permitting activities at South Railroad.

●	Continuing project permitting activities at Cerro Quema.

●	Continuing to advance development activities at Camino Rojo Sulphides.

●	Continuing exploration programs across our portfolio:

o	Camino Rojo Sulphides drilling program to support optimal development scenario.

o	Camino Rojo regional exploration program to discover new mineral resources.

o	South Railroad sulphide and oxide exploration programs to increase reserve and resource base.

o	Testing regional targets in Panama.

●	During the first quarter of 2023, the Company made its first income tax payment (including the Special Mining Duty) in Mexico of approximately $26.5 million, related to fiscal 2022 taxable income. Cash flow from operating activities before changes in non-cash working capital and cash flow per share were impacted accordingly. Beginning in May 2023, the Company expects to make monthly tax installments.

IV.          DISCUSSION OF OPERATIONS

A.	CAMINO ROJO, MEXICO

Camino Rojo is a gold-silver-lead-zinc deposit located in the Municipality of Mazapil, State of Zacatecas, Mexico near the village of San Tiburcio. The project lies 190 kilometres northeast of the city of Zacatecas, 48 km south-southwest of the town of Concepción del Oro, Zacatecas, and 54 kilometres south-southeast of Newmont’s Peñasquito mine.

Refer to the Company’s filed annual information form dated March 20, 2023, for the year ended December 31, 2022 (the “Annual Information Form”), for historical context and project background.

CAMINO ROJO OPERATIONAL UPDATE

The Company declared commercial production at Camino Rojo on April 1, 2022 following sixteen months of construction which began in December 2020. Camino Rojo achieved quarterly gold production of 25,910 ounces of gold in Q1 2023 at an average ore stacking rate of 18,902 tonnes per day. The average mining rate during the first quarter was 34,804 tonnes per day with a strip ratio of 0.61. The average grade of ore processed during the first quarter was 0.80 g/t gold, in line with our plan.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2023	United States dollars unless otherwise stated

Gold sold during Q1 2023 totaled 26,859 ounces1.

First quarter cash costs and AISC totaled $472 and $693 per ounce of gold sold, respectively. The key contributors to the AISC being at the lower end of the guidance range are attributable to mining less waste tonnes, lower blasting costs, lower maintenance costs and lower reagent consumption. Lower waste tonnes mined during the quarter was due to limited access to certain areas of the pit as the Company waits for permits from the Secretariat of Environment and Natural Resources (known by its Spanish acronym, “SEMARNAT”). Permitting process in Mexico, including for amendments of existing permits, has become protracted and timing uncertain as discussed below under “Other Permits”. We expect waste tonnes to remain below average during the second quarter and increase during the second half of 2023 thus contributing to lower mining cost in the first half of the year.

Sustaining capital during the first quarter of 2023 was $1.1 million. Sustaining capital covered items such as the construction of a dome over the ore stockpile for dust control, the construction of water wells and IT network infrastructure.

Camino Rojo Operating Highlights		Q1 2023	Q1 2022
Total Ore Mined	tonnes	1,948,543	1,866,151
Ore - processed	tonnes	1,646,595	1,404,952
Low Grade Ore – stockpiled	tonnes	301,948	461,199
Waste Mined	tonnes	1,183,781	707,719
Total Mined	tonnes	3,132,324	2,573,871
Strip Ratio	w:o	0.61	0.38
Total Ore Mined Gold Grade	g/t	0.72	0.68
Ore – processed	g/t	0.80	0.79
Low Grade Ore – stockpiled	g/t	0.29	0.36

Ore Crushed	tonnes	1,770,355	1,369,111
Ore Stacked	tonnes	1,701,188	1,652,999
Stacked Ore Gold Grade	g/t	0.80	0.81
Gold Produced	oz	25,910	23,031
Daily Stacking Rate – Average	tpd	18,902	15,917	*

		Q1 2023	Q1 2022
Total Crushed Ore Stockpile	tonnes	114,117	219,019
Total Crushed Ore Stockpile Au Grade	g/t	0.87	0.87
Total ROM Ore Stockpile* *	tonnes	2,420,575	863,913
Total ROM Ore Stockpile Grade	g/t	0.34	0.38

*Q1 2022 Daily Stacking Rate excludes truck stacked overliner material placed on the pad during the period. Overliner material represented 220,432 tonnes in Q1 2022.

* *ROM ore stockpile includes mined ore not yet crushed, and low-grade stockpiles.

LAYBACK AREA

In December 2020, the Company entered into a Layback Agreement (the “Layback Agreement”) with Fresnillo plc (“Fresnillo”), granting Orla the right to expand the Camino Rojo Oxide Mine pit onto 21.8 ha of Fresnillo’s 782 ha “Guachichil D1” mineral concession, located immediately to the north of Orla’s property.

1 Includes the sale of 107 one-ounce commemorative gold coins in Q1 2023

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2023	United States dollars unless otherwise stated

Surface rights

Fresnillo controlled the surface rights needed for exploration and mining on the Guachichil D1 mineral concession. Pursuant to the Layback Agreement, 27.5 ha of surface rights (“Layback Area”) controlled by Fresnillo were acquired by Minera Camino Rojo SA de CV to mine on a portion of the Guachichil D1 mineral concession that covers the Layback Area, as required for the Camino Rojo Oxide Mine as defined in the 2021 Feasibility Study1 for Camino Rojo. In December 2022, we finalized the ratification process with local communities related to the transfer of surface access rights pertaining to the Layback Area.

NEWMONT OPTION AGREEMENT

The Company and Newmont Corporation (“Newmont”) are parties to an option agreement, which was entered into in connection with the Company’s acquisition of Camino Rojo. Pursuant to this agreement, if a sulphide project is defined through a positive Pre-Feasibility Study outlining one of the development scenarios A or B below, Newmont may, at its option, enter into a joint venture for the purpose of future exploration, advancement, construction, and exploitation of the sulphide project.

●	Scenario A: A sulphide project where material from the Camino Rojo Project is processed using the existing infrastructure of the Peñasquito mine, mill and concentrator facilities. In such circumstances, the sulphide project would be operated by Newmont, who would earn a 70% interest in the sulphide project, with the Company owning 30%.

●	Scenario B: A standalone sulphide project with a mine plan containing at least 500 million tonnes of proven and probable mineral reserves using standalone facilities not associated with Peñasquito. Under this scenario, the sulphide project would be operated by Newmont, who would earn a 60% interest in the sulphide project, with the Company owning 40%.

ENVIRONMENTAL AND PERMITTING

Change in Land Use Permit

As a result of the Layback Agreement, the project as described in the 2021 Camino Rojo Report will require an additional Change of Land Use (in Spanish, Cambio de Uso de Suelo, or “CUS”) permit to allow for additional surface disturbances related to development of a pit layback onto lands not considered in the August 2019 CUS permit application. The application for the additional CUS permit was submitted to the SEMARNAT in February, 2023. We expect the review process by SEMARNAT will take up to six months prior to issuance of a resolution.

Environmental Impact Statement

With respect to the Environmental Impact Statement (in Spanish, Manifesto de Impacto Ambiental, or “MIA”), the project described in the 2021 Camino Rojo Report requires a modification of the MIA permit to allow for the additional production related to the development of a pit layback onto lands not considered in the August 2019 permit application. This MIA modification has been submitted and remains under review by SEMARNAT.

Any potential development of Camino Rojo that would include an open pit encompassing the entire mineral resource estimate, including the sulphide material, will depend on an additional agreement with Fresnillo (or any potential subsequent owner of the mineral titles) and additional permits from government agencies.

Additional work is required to bring material on the Fresnillo concession to the measured and indicated mineral resource category, which will then facilitate a mineral resource and reserve update. Work required includes an estimated 2,500 metres of drilling, detailed QA/QC, and integration of Orla’s geological and resource models with Fresnillo’s drill data. This work is expected to begin in Q2 2023.

OTHER PERMITS

On March 3, 2022, a request was submitted to SEMARNAT for approval of the open pit east and west expansions, as well as waste and low grade ore stockpiles. Receipt of these permits is still pending. The Company expects to receive such permits prior to the mine plan for Camino Rojo being materially impacted.

EXPLORATION

The Camino Rojo land package is under-explored and its proximity to the large Camino Rojo mineralized system provides highly prospective opportunities. Exploration on the project is somewhat challenging due to the presence of a thin alluvial soil and caliche cover restricting geochemical surface expressions, but the potential to discover mineralization is considered excellent. As such, we continue to conduct regional exploration at Camino Rojo.

[1]	The 2021 Feasibility Study in respect of the Camino Rojo Oxide Mine is set forth in the technical report titled “Unconstrained Feasibility Study NI 43-101 Technical Report on the Camino Rojo Gold Project, Municipality of Mazapil, Zacatecas, Mexico” dated effective January 11, 2021 (the “2021 Camino Rojo Report”), which is available on the Company’s website, at www.sedar.com, and at www.sec.gov.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2023	United States dollars unless otherwise stated

In 2023, we continue to focus on increasing oxide resources and reserves, supporting advancement of the sulphide deposit development scenarios, and testing priority exploration targets to make new satellite deposit discoveries. Near-mine work currently underway includes continuation of the north-to-south oriented drilling on the sulphide deposit, reducing north-to-south drill spacing to approximately 50m and overall drill spacing to approximately 25 to 35m. This additional drilling will support an updated resource estimate for the sulphide deposit.

Oxide resource drilling on the Fresnillo Layback Area is planned to start in Q2 2023.

Regional exploration work in Q1 2023 focused on follow-up diamond drill core drilling at the Guanamero target. We plan to expand the work program to include RC and diamond drill core drilling at other priority regional exploration targets through the remainder of 2023.

CAMINO ROJO SULPHIDES

Historical drilling on the Camino Rojo Sulphides, conducted by the previous project owners, indicated the gold grade of the deposit to be widely disseminated and a large, open-pit mining scenario was the favored development pathway. A lower grade open pit development scenario would necessitate higher capital expenditures for a large processing facility and extensive material handling. To understand if an alternative, more targeted, development approach was possible, the presence of higher grades had to be confirmed. It was interpreted that portions of the deposit were comprised of higher grade steeply northwest dipping vein sets. To test for the higher grades and to confirm the geological model, Orla began drilling into the Camino Rojo Sulphides in the opposite (south) orientation of historical drilling. Since Q4 2020, two phases of drilling have been conducted with the results indicating the presence of continuous, higher-grade gold domains (>2g/t Au) which could be amenable to underground mining, allowing for a smaller processing facility and less material handling.

In 2022, the south-oriented Phase 2 drill program returned higher-grade gold intercepts (>2 g/t) over wide widths (>30m). These results are derived from a 9,174-metre drill program conducted in 2022, to reinforce the geologic model and to continue to confirm the continuity of wide zones of higher-grade gold mineralization. Fifteen diamond drill holes were completed during this drill program. Results from the Phase 2 drill program are available on the Company’s website and in the press releases dated September 12, 2022 (Orla Mining Advances Exploration & Growth Pipeline) and January 31, 2023 (Orla Mining Continues to Intersect Wide, Higher-Grade Sulphide Zones and Expose Deeper Potential at Camino Rojo, Mexico).

The first metallurgical results from the Phase 2 drilling confirm the potential for a standalone processing option for the Camino Rojo Sulphides thereby conserving the potential for the Company to retain 100% ownership in a potential project (see section entitled “Newmont Option Agreement” above). Metallurgical testing will continue as each new phase of drill core becomes available.

Based on the positive results encountered in the Phase 1 and 2 programs, more closely spaced, south-oriented drilling will be required to fully capture the extent of a potential underground resource. At the end of Phase 2, we have completed approximately 15,253m of directional drilling which has continued to inform our perspective on the development approach to the deposit. This drilling has strengthened the possibility and confidence for a Preliminary Economic Assessment (“PEA”) that contemplates underground mining.

Orla is continuing to drill the Camino Rojo Sulphides deposit in 2023 with a planned 34,000m, 57 drill hole drill program. This additional drilling will result in higher-grade (>2g/t Au) portions of the deposit having approximately 50m spacing of south-oriented drill holes and overall drill hole spacing of approximately 25-35m. In Q1 2023, Orla completed 6,993m of the planned drilling in 17 drill holes, consisting of five parent holes and 12 wedge holes, on the Camino Rojo Sulphides. Upon completion of additional south-oriented directional drilling and test-work programs, a PEA is expected to be completed based on the optimal development method.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2023	United States dollars unless otherwise stated

REGIONAL EXPLORATION

The Camino Rojo regional exploration program continued through the end of 2022, consisting of airborne (drone) magnetic and induced polarization geophysical surveys, as well as soil geochemical sampling, mechanical trenching, and RC and core drilling. Results from the 2022 drill program are available on the Company’s website and in our press release dated January 31, 2023 (Orla Mining Continues to Intersect Wide, Higher-Grade Sulphide Zones and Expose Deeper Potential at Camino Rojo, Mexico).

Regional exploration in 2023 is planned to consist of up to 20,000m of RC and up to 5,000m of core drilling to drill test priority exploration targets along the northeast-southwest mine trend and northwest-southeast regional trend. Orla began drilling at the Guanamero target area in early 2023 and completed 3,392m of core drilling in five drill holes in the first quarter of 2023. Target generation and development activities, including airborne drone magnetic and induced polarization geophysical surveys, geochemical sampling and mechanical trenching are also planned in 2023.

COMMUNITY AND SOCIAL

At Camino Rojo during Q1 2023, there were no incidents or community-related operational interruptions. During Q1 2023, 100% of Camino Rojo’s direct employees were Mexican Nationals. Approximately 56% came from local communities, and a further 24% of the workforce came from Zacatecas State. Only 1% of the contract workforce is composed of foreign employees.

The Company maintains and regularly updates its community, social relations, and environmental management program. The Community Environmental Monitoring Committee continues its participation in the quarterly water monitoring program and other environmental related activities. The Sustainability Risk Committee, which is comprised of members of the Company and community relations advisors, continued to hold monthly meetings.

During Q1 2023, we:

●	Provided COVID-19 tests and protective equipment to the San Tiburcio health center.

●	Continued running the Community Center with different activities such as reading clubs, music classes, students support, fitness classes, nutritional assistance, activities with elderly people, and children’s cinema.

●	Continued funding of scholarships for university students.

●	Provided local businesses with funding for equipment as part of the “local entrepreneurs” program and entrepreneurship training.

●	Provided medical equipment to San Tiburcio for the local ambulance service.

●	Continued support for a doctor at the San Tiburcio health center.

●	Signed a formal agreement with the Secretary of Economy of Zacatecas and the Mexican Center for Competitiveness to implement a local suppliers development strategy, becoming the first company to engage with this initiative.

●	Signed a collaboration agreement with OVIS, a Mexican wildlife organization supporting private companies to engage in sustainable solutions and ecosystems preservation. OVIS will assist Camino Rojo in assessing community business opportunities through the establishment of an integrated conservation and sustainable management area in the San Tiburcio ejido and a private ranch in the vicinity.

Our community relations team continues to work with local communities to understand how the Company can best provide support.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2023	United States dollars unless otherwise stated

B.	SOUTH RAILROAD PROJECT, NEVADA

In August 2022, the Company acquired all the outstanding common shares of Gold Standard Ventures Corp. (“Gold Standard”), a publicly listed company that owned the South Railroad Project. The South Railroad Project is located along the Pinon mountain range, approximately 24 kilometers south-southeast of Carlin, Nevada, in the Railroad mining district.

Refer to the Company’s Annual Information Form for historical context and project background.

PERMITTING

The Bureau of Land Management (“BLM”) has implemented a process for the Plan of Operations for the South Railroad Project that commences prior to the submittal and continues through the review and approval process. A Plan of Operations for the project was submitted in November 2020 and in December 2020, the BLM determined that the plan was complete. The review and approval process for the Plan of Operations by the BLM constitutes a federal action under the National Environmental Policy Act (“NEPA”) and BLM regulations. The BLM is required to comply with the NEPA, and the BLM has determined that an Environmental Impact Statement (“EIS”) is required. A NEPA contractor was selected in August 2021 which commenced work the following month. The BLM will publish the Notice of Intent in the Federal Register to officially commence the NEPA process. The NEPA process involves public scoping, the preparation of the EIS, and culminates in the BLM publishing a Record of Decision for the project. The South Railroad Project will also require an Individual Section 404 Permit from the United States Army Corps of Engineers, and this agency will be a cooperating agency on the NEPA documents.

There has been a history of exploration, with long periods of inactivity, at the South Railroad Project, and accordingly, there is exploration related disturbance. There are no known ongoing environmental issues with any of the regulatory agencies. Prior to Orla’s acquisition of South Railroad, the previous owner had been conducting baseline data collection for several years to facilitate the environmental studies required to support the EIS and permitting process. Orla is continuing this work. The waste rock and mineralized material characterization and the hydrogeologic evaluation have been completed and are now being reviewed by the BLM. Material characterization indicates the need to manage a significant portion of the waste rock as potentially acid generating in engineered facilities. Additional results to date indicate limited cultural issues, air quality impacts appear to be within State of Nevada standards, traffic and noise issues are present but at low levels, and socioeconomic impacts are positive.

Social and community impacts have been and are being considered and evaluated in accordance with the NEPA and other federal laws. Potentially affected Native American tribes, tribal organizations and individuals are consulted during the preparation of the EIS to advise on the proposed projects that may have an effect on cultural sites, resources, and traditional activities.

Potential community impacts to existing population and demographics, income, employment, economy, public finance, housing, community facilities and community services are evaluated for potential impacts as part of the NEPA process. There are no known social or community issues that would have a material impact on the project’s ability to extract mineral resources. Identified socioeconomic issues (employment, payroll, services and supply purchases, and state and local tax payments) are anticipated to be positive.

NEXT STEPS

CONTINUED PERMITTING ACTIVITIES

We expect the BLM to file the Notice of Intent in the Federal Register in 2023. Once the Notice of Intent is filed, public scoping meetings can commence in conjunction with the development of the EIS. We have engaged SWCA Environmental Consultants to manage the EIS process on behalf of the BLM.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2023	United States dollars unless otherwise stated

DETAILED DESIGN WORK AND AWARDING OF THE EPCM CONTRACT

We anticipate awarding the Engineering, Procurement & Construction Management contract for the South Railroad Project in 2023. Detailed engineering and design work could then commence in preparation for a construction decision following the conclusion of the NEPA process and receipt of the Record of Decision document.

EXPLORATION

The South Railroad Project is a prospective land package for the discovery of additional Carlin- and associated low sulfidation-type gold mineralization outside the already defined gold resources and reserves at the Pinion and Dark Star deposits. The potential for definition of additional oxide resources is considered very good. As such, we continue to conduct near deposit and regional exploration at the South Railroad Project.

Following the acquisition of the South Railroad Project in August 2022, Orla continued the Gold Standard drill program targeting oxide hosted mineralization at Pinion SB and LT target areas. Upon completion of drilling at Pinion SB and LT target areas in September, Orla immediately started an oxide resource drill program. This new drill program was completed in December of 2022. Our drill program targeted resource upgrades at POD, Sweet Hollow, and Jasperoid Wash targets, as well as advancing the Dixie deposit towards a maiden oxide resource estimate. Assay results are available in our press release dated February 8, 2023 (Orla Mining Drills Significant Gold Intersections at Multiple Oxide Targets upon Reactivation of Exploration at South Railroad Project, Nevada).

In 2023, Orla intends to update mineral resources for target areas that were drilled in 2022. In addition, Orla will drill test multiple exploration targets, including the extension of known mineralization (deposits) and newly developed targets supported by geology, geochemistry, and geophysical data. Key near-deposit exploration targets planned to be drilled in 2023 include Pinon SB, as well as extensions of gold mineralization at Jasperoid Wash, Dixie, POD, Sweet Hollow, and North Bullion. Regional exploration will drill test the potential for additional satellite deposits, including Carlin- epithermal- and skarn-type gold and base metal mineralization as well as geological and geochemical field work to develop and advance early-stage targets to the drill-stage across the >25 km strike length of the property.

COMMUNITY AND SOCIAL

Following the acquisition of the South Railroad Project, Orla maintained the community engagement initiatives started by Gold Standard. In Q1 2023, Orla conducted an engagement workshop to map out stakeholders and formulate a strategy for stakeholder engagement based upon an analysis of the local context and local groups’ main concerns and expectations.

During the quarter, we also:

•	Completed state filings for a Foundation whose mission is helping provide local high school college scholarships.
•	Participated in a scholarship program for Elko County high schools.
•	Donated to and supported local sporting teams.
•	Supported Elko and Spring Creek senior graduation events.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2023	United States dollars unless otherwise stated

C.	CERRO QUEMA PROJECT, PANAMA

The Cerro Quema Gold Project is 100% owned by the Company and is located on the Azuero Peninsula in Los Santos Province in southwestern Panama, about 45 kilometres southwest of the city of Chitre and about 190 kilometres southwest of Panama City. The project is at the exploration and development stage for a proposed open pit mine with heap leach processing. Orla owns the mineral rights as well as the surface rights over the areas of the current mineral resources and mineral reserves, the proposed mine development, and the priority drill targets.

Refer to the Company’s Annual Information Form for historical context and project background.

ENVIRONMENTAL AND PERMITTING

Mineral concessions are comprised of three contracts between the Republic of Panama and Minera Cerro Quema SA, a wholly owned subsidiary of Orla. The original 20-year term for these concessions expired on February 26, 2017 (Contracts 19 and 20) and March 3, 2017 (Contract 21). The Company has applied for the prescribed 10-year extension to these contracts as it is entitled to under Panamanian mineral law.

As of the date of this MD&A, formal approval of the extension of these concessions has not yet been received. In the absence of such approval, construction or development activities of the Cerro Quema Project cannot proceed. In March 2017, the Ministry of Commerce and Industry provided written confirmation to the Company that it had received the extension applications, and that exploration work could continue while the Company waits for the renewal. We have received verbal assurances from government officials that the renewal applications are complete with no outstanding legal issues. Since the expiry of the concessions, we have continued to receive ongoing exploration permits, and the Ministry of Commerce has continued to accept our annual reports and concession fees.

In May 2021, the extension of the exploitation contracts was signed by both the Ministry of Commerce and Industry and by Orla. As of the date of this MD&A, the documents are with the Comptroller General for final review and approval. The final process requires the signing and publication of the resolution in the official Gazette — this process is pending.

The mine environmental permitting process has been ongoing and in February 2021, the Ministry of Environment conducted their final site inspection of the Cerro Quema Project. As a result of the positive site inspection review, the Category 3 Environmental & Social Impact Assessment (“ESIA”) technical aspects were approved. The final process requires the signing and publication of the resolution in the official Gazette — this process is pending.

NEXT STEPS

Upon receipt of concession renewals and applicable permits, we expect to continue to advance Cerro Quema towards feasibility level which would provide the basis for a construction decision. Key areas of review include the following:

●	Complete additional feasibility-level mine plan studies on areas including drilling and blasting, detailed equipment sizing, and contractor mining cost trade-off.

●	Complete confirmatory metallurgical test work on representative samples for each metallurgical type, specifically column leach tests on coarse crushed material and draindown chemistry.

●	Complete additional studies and cost estimates for surface and groundwater flows, quality, storage, and treatment.

●	Complete additional geotechnical studies at the proposed heap leach, waste rock dump, open pits, and processing areas.

●	Evaluate the availability of local services and personnel to maximize local hiring and procurement.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2023	United States dollars unless otherwise stated

•	Investigate power generation opportunities from the overland conveying system to help alleviate the on-site power generation requirements.

EXPLORATION

The discovery of the Caballito mineralized zone in 2017 and follow-up drilling executed by Orla in 2018 led to the definition of significant copper and gold sulphide mineralization with open pit potential. The Caballito-style mineralization differs from the Pava and Quemita oxide deposits as it consists of copper-gold sulphide mineralization that will not be amenable to heap leaching and will require a different processing method.

On December 6, 2021, we announced an independent mineral resource estimate for the Caballito copper-gold deposit at the Cerro Quema project. Please refer to our press release dated December 6, 2021 (Orla Mining Announces Initial Mineral Resource for Caballito Copper-Gold Deposit in Panama).

The Cerro Quema property shows potential for additional oxide mineralization, but the main upside resides in the sulphide-hosted potential of the project which remains largely under-explored.

The 2022 Cerro Quema exploration program consisted of drill testing regional exploration targets defined by recent geochemical soil sampling, geophysical IP surveys, bedrock mapping, prospecting, and in some cases, historical drilling in the earlier part of the year and infill, metallurgical, and expansion (step-out) drilling of known deposits in the later part of the year. In total, approximately 9,044m of drilling was completed in 2022 in Panama. The regional exploration component of the program consisted of drilling two diamond drill holes in La Pelona target and three holes in La Prieta target. Drilling in both target areas returned encouraging results and additional drilling has been planned for 2023. Assay results are available in our press release dated September 12, 2022 (Orla Mining Advances Exploration & Growth Pipeline).

In 2023, we expect the exploration program at Cerro Quema will be more limited than the 2022 program. Drilling activities at Cerro Quema began in January of 2023 and have followed up on regional exploration results from the 2022 program. At La Pelona, approximately 3,082m in 15 drill holes was completed in the first quarter of 2023 to test the potential for additional oxide-hosted gold and sulphide-hosted copper-(gold) mineralization along strike. At La Prieta, approximately 868m of drilling in three drill holes was completed in the first quarter of 2023 to test and evaluate the potential of the Prieta intrusive body to host economic intrusion-related copper-gold mineralization.

COMMUNITY AND SOCIAL

Our community and social focus at Cerro Quema during Q1 2023 continued, oriented primarily at providing access to the internet and communication and computing facilities for community members, mainly children and youth.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2023	United States dollars unless otherwise stated

V.	NON-GAAP MEASURES

We have included herein certain performance measures (“non-GAAP measures”) which are not specified, defined, or determined under generally accepted accounting principles (“GAAP”). These non-GAAP measures are common performance measures in the gold mining industry, but because they do not have any mandated standardized definitions, they may not be comparable to similar measures presented by other issuers. Accordingly, we use such measures to provide additional information and you should not consider them in isolation or as a substitute for measures of performance prepared in accordance with GAAP. In this section, all currency figures in tables are in thousands, except per-share and per-ounce amounts.

AVERAGE REALIZED GOLD PRICE

Average realized gold price per ounce sold is calculated by dividing gold sales proceeds received by the Company for the relevant period by the ounces of gold sold. The Company believes the measure is useful in understanding the gold price realized by the Company throughout the period.

AVERAGE REALIZED GOLD PRICE	Q1 2023	Q1 2022
Revenue	$51,131	$39,645
Silver sales	(424)	(219)
Gold sales	50,707	39,426
Ounces of gold sold	26,859	20,884
AVERAGE REALIZED GOLD PRICE PER OUNCE SOLD	$1,888	$1,888

NET DEBT

Net debt is calculated as total debt adjusted for unamortized deferred financing charges less cash and cash equivalents and short-term investments at the end of the reporting period. This measure is used by management to measure the Company’s debt leverage. The Company believes that in addition to conventional measures prepared in accordance with IFRS, net debt is useful to evaluate the Company’s leverage and is also a key metric in determining the cost of debt.

NET DEBT	March 31, 2023	December 31, 2022
Current portion of long term debt	$45,000	$45,000
Long term debt	95,390	100,795
Less: Cash and cash equivalents	(83,809)	(96,278)
NET DEBT	$56,581	$49,517

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2023	United States dollars unless otherwise stated

ADJUSTED EARNINGS (LOSS) AND ADJUSTED EARNINGS (LOSS) PER SHARE

Adjusted earnings (loss) excludes deferred taxes, unrealized foreign exchange, changes in fair values of financial instruments, impairments and reversals due to net realizable values, restructuring and severance, and other items which are significant but not reflective of the underlying operational performance of the Company. We believe these measures are useful to market participants because they are important indicators of the strength of our operations and the performance of our core business.

ADJUSTED EARNINGS	Q1 2023	Q1 2022
Net income for the period	$13,235	$18,782
Unrealized foreign exchange	(1,803)	1,013
ADJUSTED EARNINGS	$11,432	$19,795

Millions of shares outstanding – basic	306.3	247.8
Adjusted earnings per share – basic	$0.04	$0.08

Companies may choose to expense or capitalize their exploration expenditures. Orla generally expense our exploration costs based on our accounting policy. To assist the reader in comparing against those companies which capitalize their exploration costs, we note that included within Orla’s net income (loss) for each period are exploration costs which were expensed, as follows:

	Q1 2023	Q1 2022
Exploration & evaluation expense	$6,866	$2,466

FREE CASH FLOW

The Company believes market participants use Free Cash Flow to evaluate the Company’s operating cash flow capacity to meet non-discretionary outflows of cash. Free Cash Flow is not meant to be a substitute for the cash flow information presented in accordance with IFRS. Free Cash Flow is calculated as the sum of cash flow from operating activities and cash flow from investing activities, excluding certain unusual transactions.

FREE CASH FLOW	Q1 2023	Q1 2022
Cash flow from operating activities	$(4,922)	$20,493
Cash flow from investing activities	(592)	(4,151)
FREE CASH FLOW	$(5,514)	$16,342

Millions of shares outstanding – basic	306.3	247.8
Free cash flow per share – basic	$(0.02)	$0.07

CASH COST AND ALL-IN SUSTAINING COST

The Company calculates cash cost per ounce by dividing the sum of operating costs and royalty costs, net of by-product silver credits, by ounces of gold sold. Management believes that this measure is useful to market participants in assessing operating performance.

The Company has provided an AISC performance measure that reflects all the expenditures that are required to produce an ounce of gold from operations. While there is no standardized meaning of the measure across the industry, the Company's definition conforms to the all-in sustaining cost definition as set out by the World Gold Council in its guidance dated November 14, 2018. Orla believes that this measure is useful to market participants in assessing operating performance and the Company's ability to generate free cash flow from current operations.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2023	United States dollars unless otherwise stated

Figures are presented only from April 1, 2022, as the Camino Rojo Oxide Gold Mine commenced commercial production on that date.

CASH COST	Q1 2023	Q1 2022
Cost of sales – operating costs	$11,792		$—
Royalties	1,306		—
Silver sales	(424)		—
CASH COST	$12,674		$—

Ounces sold	26,859		—
Cash cost per ounce sold	$472	$	n/a

ALL-IN SUSTAINING COST	Q1 2023	Q1 2022
Cash cost, as above	$12,674		$—
General and administrative	3,265		—
Share based payments	1,107		—
Accretion of site closure provision	144		—
Amortization of site closure provision	125		—
Sustaining capital	1,145		—
Lease payments	162		—
ALL-IN SUSTAINING COST	$18,622		$—

Ounces sold	26,859		—
All-in sustaining cost per ounce sold	$693	$	n/a

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2023	United States dollars unless otherwise stated

VI.	SUMMARY OF QUARTERLY RESULTS

The figures in the following table are based on the unaudited consolidated financial statements of the Company which were prepared in accordance with IFRS.

$ thousands	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021
Revenue	$51,131	$56,758	$49,030	$48,037	$39,645	$4,091	$—	$—
Cost of sales	(18,952)	(18,572)	(19,473)	(17,134)	(10,430)	(1,358)	—	—
	32,179	38,186	29,557	30,903	29,215	2,733	—	—

Exploration expense	(6,866)	(5,605)	(8,327)	(2,541)	(2,466)	(2,863)	(3,573)	(3,761)
Office and administrative	(710)	(805)	(769)	(714)	(633)	(557)	(487)	(358)
Professional fees	(397)	(555)	(357)	(875)	(450)	(408)	(241)	(551)
Regulatory and transfer agent	(286)	(17)	(44)	(42)	(198)	(83)	(162)	(213)
Salaries and wages	(1,872)	(1,364)	(1,172)	(1,256)	(1,662)	(826)	(759)	(754)
Depreciation	(118)	(115)	(85)	(41)	(36)	(34)	(52)	(35)
Share based payments	(1,107)	(526)	(518)	(538)	(865)	(432)	(416)	(498)
Foreign exchange and other	(802)	(1,856)	3,846	(10,791)	(1,363)	(2,341)	(3,414)	5,595
Interest and finance costs	(2,116)	(2,018)	(2,304)	(2,076)	(325)	(207)	(450)	(324)
Tax expense	(4,670)	(6,635)	(10,932)	(12,626)	(2,435)	—	—	—
Net income (loss)	13,235	18,690	8,895	(597)	18,782	(5,018)	(9,554)	(899)

Net income (loss) per share (basic)	$0.04	$0.07	$0.03	$(0.01)	$0.08	$(0.02)	$(0.04)	$(0.00)
Net income (loss) per share (diluted)	$0.04	$0.06	$0.03	$(0.00)	$0.07	$(0.02)	$(0.04)	$(0.00)

REVENUE AND COST OF SALES

The Camino Rojo Oxide Gold Mine was in construction throughout 2021. In Q4 2021, while the mine was still under construction and not yet in commercial production, we produced and sold a small amount of gold. We declared commercial production effective April 1, 2022.

Upon commercial production, we commenced recording depletion, depreciation and amortization (“DD&A”) on the mine and related plant and equipment.

EXPLORATION EXPENSE

Throughout 2021 and into Q1 2022, we constructed the Camino Rojo Oxide Gold Mine and conducted ramp-up activities. In 2021, we completed the Layback Agreement with Fresnillo, which gave us access to the Layback Area, and we filed the 2021 Camino Rojo Report which incorporated the Layback Area. We also conducted work to update technical studies and issued a technical report for our Cerro Quema Oxide Project.

Quarterly variations in exploration expense are due to the timing of our drilling activities. In 2021, exploration expenses and site activities were lower than previous quarters due to the temporary global shutdown and work-from-home orders caused by the COVID-19 pandemic.

In Q3 2022, we acquired the South Railroad and Lewis projects, and continued significant exploration and evaluation activities at South Railroad. We also continued further exploration activities at Camino Rojo and Cerro Quema.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2023	United States dollars unless otherwise stated

ADMINISTRATIVE COSTS

Administrative costs and professional fees have trended with the level of activity of the Company, and with major transactions such as the Company’s refinancing of the Project Loan (as defined below) and the acquisition of South Railroad in Q2 and Q3 2023, respectively.

SALARIES AND WAGES

Salaries have generally increased from 2021 to Q1 2023 as a result of growth during the construction and operation phases at Camino Rojo and of the Company as a whole.

SHARE BASED PAYMENTS

Share-based payments expense is generally related to the number of stock options, restricted share units (“RSUs”), deferred share units (“DSUs”), and performance share units (“PSUs”) vesting during the quarter. The grants typically occur during the first quarter of each year; consequently, those quarters tend to be greater than the others as a percentage of awards and grants vest (and are therefore expensed) immediately.

INTEREST AND FINANCE COSTS

From December 2019 until April 2022, the Company had project financing outstanding of $125 million (the “Project Loan”), the interest on which was expensed prior to commencement of construction. In December 2020, we commenced construction at Camino Rojo; consequently, we began capitalizing interest on the Project Loan, which decreased interest expense in subsequent quarters.

In April 2022, we refinanced the Project Loan and replaced it with the credit facility of $150 million (the “Credit Facility”), of which $130 million was drawn down upon closing of the refinancing. In January 2021, we acquired the Layback Area, which included obligations of $37.8 million (the “Fresnillo obligations”) bearing interest at 5%. This interest was capitalized and therefore had no effect on earnings from December 1, 2020 to March 31, 2022.

Upon commencement of commercial production on April 1, 2022, borrowing costs such as interest and accretion on the Project Loan, the Fresnillo obligations and the Credit Facility are once again expensed, rather than capitalized as they had been during construction of the Camino Rojo mine. Consequently, we expect earnings to be impacted by such interest each quarter.

FOREIGN EXCHANGE

Foreign exchange gains and losses vary based on fluctuation of the Canadian dollar and the Mexican peso versus the US dollar. Effective January 1, 2022, the US dollar became the functional currency of Minera Camino Rojo SA de CV.

We funded the construction of the Camino Rojo Oxide Mine by funding US-dollar-denominated loans from the Canadian parent company to our Mexican operating subsidiary. The balance is significant, and since the Canadian parent is Canadian-dollar functional, this leads to foreign exchange gains or losses arising from changes in the USD-CAD exchange rate. Our Mexican operating subsidiary is US-dollar functional; consequently, no offsetting foreign exchange was recorded. This has been the single largest contributor to volatility in our foreign exchange after Q1 2021.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2023	United States dollars unless otherwise stated

OTHER EXPENSES

At inception of the $125 million Project Loan in 2019, we incurred loan initiation transaction costs totaling approximately $12.1 million, and these costs were being amortized over the originally expected life of the loan.

In Q2 2022, we repaid the Project Loan in its entirety ahead of its expiry date. At that time, an amount of $10.7 million, mainly related to the value of the warrants issued in conjunction with the Project Loan, remained unamortized, which we then expensed immediately, along with the $2.5 million early repayment cash premium paid. This is reflected entirely in the $13.2 million in “Other” in the Q2 2022 column in the table above.

TAX EXPENSE

Prior to Q1 2022, the Company had incurred losses each quarter and consequently no income taxes were payable in those quarters. In Q4 2021, we commenced earning revenues from gold sales. During 2022, we accrued income taxes and recorded deferred taxes each quarter. In Q1 2023, we paid income taxes and mining duties in respect of 2022.

In common with all other mining companies operating in Mexico, the Company is subject to a 7.5% Special Mining Duty (“SMD”) on earnings from mining operations, in addition to corporate income tax.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2023	United States dollars unless otherwise stated

VII.	THREE MONTHS ENDED MARCH 31, 2023

The following commentaries are based on accompanying (i) unaudited condensed interim consolidated financial statements for the three months ended March 31, 2023, and (ii) audited consolidated financial statements for the year ended December 31, 2022, each of which were prepared in accordance with IFRS.

BALANCE SHEET

Comparison of balance sheets at March 31, 2023 to December 31, 2022.

	Mar 31, 2023	Dec 31, 2022	Commentary
Cash	$83,809	$96,278	Reduction in cash during the quarter includes income tax payment of $26.5 million.
Other current assets	37,441	36,584
Property, plant and equipment	219,370	224,416	Change is primarily related to depreciation.
Exploration and evaluation properties	242,743	242,743
Other long term assets	14,748	13,795	Increase primarily due to buildup of low-grade stockpile.
Current liabilities, excluding current portion of long term debt	25,090	52,777	Decrease is driven substantially by the payment of income taxes which had been accrued at year end.
Long term debt (current + long term)	140,390	145,795	In March 2023, we repaid $5.6 million of principal related to the Credit Facility.
Other long term liabilities	18,147	18,260

INCOME (LOSS) FOR THE QUARTER

COMPARISON TO LAST QUARTER (Q1 2023 vs Q4 2022)

The number of gold ounces produced was lower in Q1 2023 than Q4 2022 due to a lower mining and stacking rate this quarter (18,900 tpd in Q1 2023 vs 19,600 tpd in Q4 2022). The average realized price was higher in Q1 2023 than Q4 2022 ($1,888 vs $1,743). Revenues were lower in Q1 2023 than Q4 2022 due to less ounces sold, although at a higher price.

The increase in general and administrative expenses in Q1 2023 over Q4 2024 is driven primarily by the payment of annual bonuses and annual filing fees (which all typically occur in Q1 each year).

Our exploration activities at South Railroad were lower in Q1 2023 than Q4 2022 due to planned decrease in drilling activities during the winter. This decreased expenditure was partially offset by the drilling program at Cerro Quema which continued into Q1 2023.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2023	United States dollars unless otherwise stated

Interest income was higher in Q1 2023 than Q4 2022 due primarily to higher interest earned on funds held, and higher bank balances.

Interest expense is generally similar in Q1 2023 to Q4 2022. Interest expense savings from the reduced principal on the Fresnillo obligations were offset by increased interest costs on the variable rate credit facility.

Share based payments were higher in Q1 2023 than Q4 2022 because DSUs are typically granted in Q1 each year and vest immediately.

COMPARISON TO SAME QUARTER LAST YEAR (Q1 2023 vs Q1 2022)

The number of gold ounces produced was higher in Q1 2023 because in Q1 2022 the Camino Rojo mine was still in testing and pre-commercial production.

The higher revenues in Q1 2023 were driven mostly by increased ounce sold; the net realized price was similar ($1,888 vs $1,888).

There was no material change in $/oz production cost. No material change in royalties expense.

DD&A was higher in Q1 2023 vs Q1 2022 because the Camino Rojo mine was under construction in Q1 2022. The Company declared commercial production at Camino Rojo effective April 1, 2022. Consequently, no depletion was recorded prior to April 1, 2022.

The increase in general and administrative expenses is driven primarily by bonuses, pay increases and staffing increases over the prior year as a result of increased activity of the Company.

The increase in exploration and evaluation expenses over Q1 2022 is due to (1) the drilling program at Cerro Quema Project in Q1 2023; we did not have a drilling program in Q1 2022 at Cerro Quema due to our focus on construction activities at Camino Rojo, and (2) Nevada South Railroad, which we did not own last year in Q1 2022.

Interest income is higher this year due to higher cash balances on hand at higher interest rates.

Interest expense is higher in Q1 2023 than Q1 2022 because in Q1 2022 borrowing costs were capitalized and consequently, they did not appear in interest expense.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2023	United States dollars unless otherwise stated

CASH FLOWS

Comparison of three months ended March 31, 2023 to three months ended March 31, 2022.

	Three months ended March 31
	2023	2022	Commentary
Cash flow from operating activities	$(4,922)	$20,493	The decrease is driven substantially by the $26.5 million payment of income taxes which had been accrued at year end.
Cash flow from investing activities	(592)	(4,151)	Q1 2022 was primarily due to mine construction.
Cash flow from financing activities	(7,038)	(1,992)	We had a scheduled principal repayment of $5.5 million in Q1 2023.

VIII.	LIQUIDITY

As at March 31, 2023, the Company had cash and cash equivalents of $83.8 million and positive working capital of $51.2 million. During the three months ended March 31, 2023, the Company generated revenues of $51.1 million.

At March 31, 2023 and at the date of this MD&A, the Company had the following debt outstanding:

•	Credit Facility term loan of $88.9 million.
•	Credit Facility revolving loan of $30.0 million.
•	Fresnillo obligation of $22.8 million which is due in December 2023.

HISTORICAL CONTEXT

Prior to 2022, the Company's primary source of funding had been the issuance of equity securities for cash through prospectus offerings and private placements to sophisticated investors and institutions, debt financing, and from the exercise of warrants and options. Prior to April 1, 2022, Camino Rojo was in startup and testing, although the mine had started producing gold during these startup and testing activities. We declared commercial production on April 1, 2022.

EXPECTED SOURCES OF CASH

We began earning cash flow from metal sales in December 2021. We expect to fund the operating costs and the operating and strategic objectives of the Company over the next twelve months with existing cash on hand and metal sales, although we may also receive proceeds from exercises of options and warrants over time.

MEXICAN VALUE ADDED TAXES RECOVERABLE (“VAT”)

Our Mexican entities pay value added taxes on certain goods and services we purchase in country. Value added taxes paid in Mexico are fully recoverable. VAT recovery returns in Mexico are subject to complex filing requirements and detailed audit or review by the fiscal authorities. Consequently, the amount and timing of refunds is uncertain.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2023	United States dollars unless otherwise stated

A summary of the claims outstanding at March 31, 2023 for Mexican VAT paid each year (table expressed in US$ 000’s):

Arising in the year	Mexican VAT paid on acquisition of Camino Rojo	Mexican VAT paid on acquisition of Layback Area	Construction and operations	Total
2017	$3,952	$—	$—	$3,952
2018	—	—	261	261
2019	—	—	310	310
2020	—	—	175	175
2021	—	773	294	1,067
2022	—	—	5,190	5,190
2023	—	—	2,570	2,570
Total Mexican VAT recoverable	$3,952	$773	$8,800	$13,525

CONTRACTUAL OBLIGATIONS

Contractual obligations	Payments due by period
As at March 31, 2023 (thousands of US dollars)	Total	12 months or less	13 months to 36 months	37 months to 60 months	After 60 months
Purchase commitments	$1,910	$1,910	$—	$—	$—
Trade payables	4,313	4,313	—	—	—
Accrued liabilities	7,069	7,069	—	—	—
Lease commitments	3,429	1,005	1,212	1,212	—
Credit Facility and related interest	138,841	30,967	84,433	23,441	—
Fresnillo obligation and related interest	23,563	23,563	—	—	—
Total contractual obligations	$179,125	$68,827	$85,645	$24,653	$—

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2023	United States dollars unless otherwise stated

IX.	CAPITAL RESOURCES

DEBT

FRESNILLO OBLIGATIONS

Pursuant to the terms of the Layback Agreement, Fresnillo agreed to deferred payments of $62.8 million, of which $40.0 million had been paid as of March 31, 2023, with the balance expected to be repaid in December 2023 ($22.8 million). This amount bears interest at 5% per annum, payable quarterly.

CREDIT FACILITY

The Credit Facility includes a $100 million term facility and a $50 million revolving facility through a syndicate of lenders composed of The Bank of Nova Scotia, Bank of Montreal, and Canadian Imperial Bank of Commerce. The proceeds from the Credit Facility were used to repay the Project Loan, with the balance of the revolving facility being available for general corporate purposes and working capital.

The Credit Facility consists of two parts:

1.	$100 million term facility with a five-year term, repayable in 18 equal quarterly instalments commencing December 31, 2022.

2.	$50 million revolving facility, with the ability to increase to $75 million, subject to certain conditions and customary consents. The revolving facility has a three-year term, with an option to extend the term of the revolving facility by up to one-year intervals, subject to certain conditions and customary consents. Full repayment of the revolving facility is due upon maturity.

The applicable interest rate for each Credit Facility is based on the term Secured Overnight Financing Rate (SOFR), plus an applicable margin based on the Company’s leverage ratio at the end of each fiscal quarter. The undrawn portion of the revolving facility is subject to a standby fee. Interest is payable at the end of each interest period, or at least every three months. The Company may prepay all or any portion of the amounts owed under the Credit Facility without penalty.

Refer to the Liquidity section above for current outstanding amounts in respect of the term and revolving components of this Credit Facility, and note 15 of the accompanying condensed interim consolidated financial statements for details on payments and accruals during the current year to date.

EQUITY

The Company filed a base shelf prospectus on April 13, 2023, which is valid for 25 months.

As of the date of this MD&A, 28.7 million warrants remain outstanding, all of which have an exercise price less than the market value of the underlying shares.

X.	RELATED PARTY TRANSACTIONS

The Company’s related parties include “key management personnel”, whom we define as the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, the Chief Sustainability Officer, the Senior Vice President Exploration, and members of the Board of Directors of the Company.

Other than compensation in the form of salaries or directors’ fees, and termination benefits and share based payments (options, RSUs, DSUs, PSUs, and bonus shares), there were no other material transactions with this group of individuals.

Compensation to key management personnel was as follows:

	Q1 2023	Q1 2022
Salaries and STIP [1]	$2,284	$1,531
Directors’ fees	83	79
Share based payments	923	745
	$3,290	$2,355

During the period covered by this MD&A, and to the date of this MD&A, there are no other related parties.

1 STIP = Short term incentive plans

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2023	United States dollars unless otherwise stated

XI.	OFF-BALANCE SHEET ARRANGEMENTS

We have no off-balance sheet arrangements requiring disclosure under this section.

XII.	PROPOSED TRANSACTIONS

We have no proposed transactions requiring disclosure under this section.

XIII.	CRITICAL ACCOUNTING ESTIMATES

In preparing the accompanying unaudited consolidated interim financial statements, we have made judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from these estimates.

We review estimates and their underlying assumptions on an ongoing basis. Revisions to estimates are recognized prospectively.

Judgements, estimates, and assumptions that we have made in applying accounting policies that have the most significant effects on the amounts recognized in the accompanying consolidated financial statements include:

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Mineral resource and mineral reserve estimates are estimates of the quantity of ore that can be economically extracted from the Company’s mining properties. Such estimates impact the financial statements in the following ways:

•	Mineral resource and mineral reserve estimates are key factors considered in determining whether technical feasibility and commercial viability of extracting a mineral resource are demonstrable which influences the classification of expenditure,

•	The carrying value of assets may be affected due to changes in estimated mineral reserves and resources if the change is considered an indicator of impairment,

•	Depreciation of producing mineral properties is affected by changes in reserve estimates,

•	Site closure provisions may change where reserve estimate changes affect expectations about when such activities will occur and the associated cost of these activities.

The mineral resource and mineral reserve estimates are based on information compiled by qualified persons within the meaning of NI 43-101. Such information includes geological and technical data on the size, depth, shape and grade of the ore body and suitable production techniques and recovery rates. Such an analysis requires complex geological judgements to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs, along with geological assumptions and judgements made in estimating the size and grade of the ore body.

As the economic assumptions used may change and as additional geological information is produced during the operation of a mine, estimates of mineral resources and mineral reserves may change.

VALUATION OF METAL-IN-PROCESS INVENTORY

The measurement of inventory, including the determination of its net realizable value (“NRV”), especially as it relates to metal production inventory involves the use of estimates.

NRV is calculated as the estimated price at the time of sale based on prevailing metal prices, less estimated future production costs to convert the inventory into saleable form and associated selling costs, discounted where applicable. In determining the value of metal on the leach pads, we make estimates of rock densities, tonnages, grades, and the recoverability of ore stacked on leach pads to estimate its value. Changes in these estimates can result in a change in carrying amounts of inventory, which could result in charges to cost of sales. The determination of forecast sales prices, recovery rates, grade, assumed contained metal in stockpiles, work-in-process and leach pad inventory and production and selling costs all requires significant assumptions that impact the carrying value of production inventories.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2023	United States dollars unless otherwise stated

ASSET RETIREMENT AND SITE CLOSURE OBLIGATIONS

We make estimates and assumptions in determining the provisions for asset retirement and site closure. The estimates and assumptions include determining the amount and timing of future cash flows, inflation rates, and discount rates. The ultimate rehabilitation costs are uncertain, and cost estimates can vary in response to many factors, including judgements of the extent of rehabilitation activities, technological changes, and regulatory changes.

Consequently, there could be significant adjustments to the site closure provision recorded, which would affect future financial position, results of operations, and changes in financial position. The provision is management’s best estimate of the present value of the future asset retirement and site closure obligation. Actual future expenditures may differ from the amounts currently provided.

FAIR VALUE MEASUREMENT

Management uses valuation techniques in measuring the fair value of mineral properties acquired, share options granted and restricted share units, deferred share units, and bonus shares awarded.

We determine the fair value of share-based payments awarded using the Black Scholes option pricing model which requires us to make certain estimates, judgements, and assumptions in relation to the expected life of the share options, expected volatility, expected risk-free rate, and expected forfeiture rate.

Changes to these assumptions could have a material impact on the recorded value of mineral properties acquired during the period and share based compensation expense recognized in the Company’s financial statements.

TITLE TO MINERAL PROPERTIES

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects. Further, we make judgements for properties where concessions terms have expired, and a renewal application has been made and is awaiting approval. We use judgement as to whether the concession renewal application is probable to be received, but ultimately this is beyond our control. If a renewal application is not approved, we could lose rights to those mineral concessions.

ASSESSMENT OF IMPAIRMENT INDICATORS

We apply judgement in assessing whether indicators of impairment exist for our exploration and evaluation (“E&E”) properties and for our mineral properties which could result in a test for impairment.

For our E&E properties, we consider internal and external factors, such as our rights to explore, planned expenditures on E&E activities, the changes in mineral resources and mineral reserves, the potential for viable operations, significant decline in the market value of the Company, changes in metal prices and costs and changes in interest rates to determine whether there are any indicators of impairment or reversal of a previous impairment.

For our mineral properties, we consider external factors such as changes in technology, the market, the economy, or the legal environment, interest rates, and the market capitalization of the Company compared to the book value of the asset. We also consider internal factors such as economic performance of the asset, idle properties and plans to discontinue operations, useful life of the property, our ability to repatriate or use profits from the property, restrictions on access, environmental restrictions, and political instability.

We consider other factors such as typical practice in foreign jurisdictions related permit renewals, our continued ability to operate as usual while awaiting renewals, our continued performance under regulatory requirements, and the ongoing acceptance by authorities of our annual fees.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2023	United States dollars unless otherwise stated

INCOME TAXES AND VALUE ADDED TAXES

Our operations involve dealing with uncertainties and judgements in the application of complex tax regulations in multiple jurisdictions.

We recognize potential tax liabilities for uncertain tax positions and matters identified based on our judgement of whether, and the extent to which, additional taxes will be due. We adjust these liabilities after considering changing facts and circumstances. However, due to the complexity of some of these uncertainties, the ultimate outcome may result in a payment that is materially different from our estimate of the tax liabilities.

VAT receivables are generated on the purchase of supplies and services by our companies. The timing and collection of VAT receivables is uncertain as VAT refund procedures in certain jurisdictions require a significant amount of documentation and follow-up. We are exposed to liquidity risk, credit risk and currency risk with respect to our VAT recoverable balances if tax authorities are unwilling to make payments in a timely manner pursuant to our refund filings.

XIV.	FINANCIAL INSTRUMENTS

In the normal course of business, the Company is inherently exposed to certain financial risks, including market risk, credit risk, and liquidity risk, through its use of financial instruments. The timeframe and the way we manage these risks varies based upon our assessment of these risks and available alternatives for mitigation.

We do not acquire or issue derivative financial instruments for trading or speculative purposes. All transactions undertaken are to support our operations.

XV.	OUTSTANDING SHARE DATA

As of the date of this MD&A, the Company had the following equity securities outstanding

•	312,832,449 common shares

•	28,701,200 warrants

•	7,389,945 stock options

•	500,000 bonus shares

•	574,096 restricted share units

•	658,506 deferred share units

Further details about these potentially issuable securities are provided in the notes to the accompanying unaudited condensed interim consolidated financial statements for the three months ended March 31, 2023 and in the audited consolidated financial statements as at and for the year ended December 31, 2022.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2023	United States dollars unless otherwise stated

XVI.	CAUTIONARY NOTES

CAUTIONARY NOTE TO UNITED STATES INVESTORS REGARDING PRESENTATION OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

This MD&A has been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the United States securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “inferred mineral resources”, “Indicated mineral resources”, “measured mineral resources”, and “mineral resources” used or referenced in this MD&A are Canadian mineral disclosure terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on mineral reserves and mineral resources adopted by the CIM Council on May 10, 2014 (the “CIM Standards”).

For United States reporting purposes, the United States Securities and Exchange Commission (the “SEC”) has adopted amendments to its disclosure rules (the “SEC Modernization Rules”) to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the Securities Exchange Act of 1934, as amended. The SEC Modernization Rules more closely align the SEC’s disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in Industry Guide 7 under the Securities Act of 1933, as amended (the “Securities Act”). As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multijurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and provides disclosure under NI 43-101 and the CIM Standards. Accordingly, mineral reserve and mineral resource information contained in this MD&A may not be comparable to similar information disclosed by United States companies.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding CIM Standards that are required under NI 43-101. While the above terms are “substantially similar” to CIM Standards, there are differences in the definitions under the SEC Modernization Rules and the CIM Standards. There is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules or under the prior standards of Industry Guide 7. Accordingly, information contained in this MD&A may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This MD&A contains “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation (collectively referred to herein as “forward-looking information” or “forward-looking statements”). Forward-looking statements are included to provide information about management’s current expectations and plans that allows investors and others to get a better understanding of the Company’s operating environment, the business operations and financial performance and condition. Forward-looking information is provided as of the date of such documents only and the Company does not intend, and does not assume any obligation, to update this forward-looking information, except as required by law.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2023	United States dollars unless otherwise stated

Forward-looking statements include, but are not limited to, statements regarding: mine production plans; projected mining and process recovery rates; the Company’s cost outlook, including AISC and operating costs; timeline for receipt of any required agreements, approvals, or permits; exploration plans and the timing and results thereof; interpretations and assumptions regarding joint venture and potential contract terms; the expected additional material to be included in a future mine plan as a result of the Layback Agreement; terms of and ability to reach a subsequent agreement with Fresnillo to access the sulphide mineral resource at Camino Rojo and obtaining regulatory approvals related thereto; expectations on the potential extension of the expired mineral concessions with respect to the Cerro Quema Project; proposed exploration plans and expected results of exploration from each of the Camino Rojo Project, South Railroad Project, and Cerro Quema Project; Orla’s ability to obtain required mine licences, mine permits, required agreements with third parties, and regulatory approvals required in connection with exploration plans and future mining and mineral processing operations; community and ejido relations; changes in commodity prices and exchange rates; currency and interest rate fluctuations and the ability to secure the required capital to conduct planned exploration programs, studies, and construction; the ability to cover debt obligations under the Credit Facility; the duration, extent and other implications of COVID-19; and the Company’s development objectives and strategies. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible” or variations thereof or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved (or the negative of any of these terms and similar expressions)) are not statements of fact and may be forward-looking statements.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, if untrue, could cause actual results, performance, or achievements to be materially different from future results, performance or achievements expressed or implied by such statements. Forward-looking statements are based upon a number of estimates and assumptions that, while considered reasonable by the Company at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies that may cause the Company’s actual financial results, performance, or achievements to be materially different from those expressed or implied herein. Some of the material factors or assumptions used to develop forward-looking statements include, without limitation, the future price of gold, silver, and copper; anticipated costs and the Company’s ability to fund its programs; the Company’s ability to carry on exploration, development, and mining activities; tonnage of ore to be mined and processed; ore grades and recoveries; decommissioning and reclamation estimates; the Company’s ability to secure and to meet obligations under property agreements, including the Layback Agreement; that all conditions of the Company’s Credit Facility will be met; the timing and results of drilling programs; mineral reserve and mineral resource estimates and the assumptions on which they are based; the discovery of mineral resources and mineral reserves on the Company’s mineral properties; the obtaining of a subsequent agreement with Fresnillo to access the sulphide mineral resource at the Camino Rojo Project and develop the entire Camino Rojo Project mineral resources estimate; that political and legal developments will be consistent with current expectations; the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction, and operation of projects; the timing of cash flows; the costs of operating and exploration expenditures; the Company’s ability to operate in a safe, efficient, and effective manner; the Company’s ability to obtain financing as and when required and on reasonable terms; the impact of the COVID-19 pandemic on the Company’s operations; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; and that there will be no material adverse change or disruptions affecting the Company or its properties.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2023	United States dollars unless otherwise stated

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others: uncertainty and variations in the estimation of mineral resources and mineral reserves; the Company’s dependence on the Camino Rojo Oxide Mine; risks related to the Company’s indebtedness; risks related to exploration, development, and operation activities; risks related to natural disasters, terrorist acts, health crises, and other disruptions and dislocations, including the COVID-19 pandemic; foreign country and political risks, including risks relating to foreign operations and expropriation or nationalization of mining operations; concession risks at the Cerro Quema Project; the receipt of a Category 3 EIA for the Cerro Quema Project; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits; environmental and other regulatory requirements; delays in or failures to enter into a subsequent agreement with Fresnillo with respect to accessing certain additional portions of the mineral resource at the Camino Rojo Project and to obtain the necessary regulatory approvals related thereto; the mineral resource estimations for the Camino Rojo Project being only estimates and relying on certain assumptions; loss of, delays in, or failure to get access from surface rights owners; uncertainties related to title to mineral properties; water rights; financing risks and access to additional capital; risks related to guidance estimates and uncertainties inherent in the preparation of feasibility and pre-feasibility studies; uncertainty in estimates of production, capital, and operating costs and potential production and cost overruns; the fluctuating price of gold, silver, and copper; unknown labilities in connection with acquisitions; global financial conditions; uninsured risks; climate change risks; competition from other companies and individuals; conflicts of interest; risks related to compliance with anti-corruption laws; volatility in the market price of the Company's securities; assessments by taxation authorities in multiple jurisdictions; foreign currency fluctuations; the Company’s limited operating history; litigation risks; the Company’s ability to identify, complete, and successfully integrate acquisitions; intervention by non-governmental organizations; outside contractor risks; risks related to historical data; the Company not having paid a dividend; risks related to the Company’s foreign subsidiaries; risks related to the Company’s accounting policies and internal controls; the Company’s ability to satisfy the requirements of the Sarbanes-Oxley Act of 2002; enforcement of civil liabilities; the Company’s status as a passive foreign investment company for U.S. federal income tax purposes; information and cyber security; gold industry concentration; shareholder activism; and risks associated with executing the Company’s objectives and strategies.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Although the Company believes its expectations are based upon reasonable assumptions and have attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. See the section entitled “Risk Factors” below, and in the section entitled “Risk Factors” in the Annual Information Form, for additional risk factors that could cause results to differ materially from forward-looking statements.

Investors are cautioned not to put undue reliance on forward-looking statements. The forward-looking statements contained herein are made as of the date of this MD&A only and, accordingly, are subject to change after such date. The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws. Investors are urged to read the Company’s filings with Canadian securities regulatory agencies, which can be viewed online under the Company’s profile on SEDAR at www.sedar.com and the Company’s documents filed with, or furnished to, the SEC, which are available through EDGAR at www.sec.gov.

XVII.	RISKS AND UNCERTAINTIES

For more extensive discussion on risks and uncertainties refer to the Annual Information Form for additional information regarding these risks and other risks and uncertainties in respect of the Company's business and share price.

The risks described below are not the only risks and uncertainties that the Company faces. Although the Company has done its best to identify the risks to its business, there is no assurance that it has captured every material or potentially material risk and the risks identified below may become more material to the Company in the future or could diminish in importance. Additional existing risks and uncertainties not presently identified by the Company, risks that the Company currently does not consider to be material, and risks arising in the future could cause actual events to differ materially from those described in the Company's forward-looking information, which could materially affect the Company's business, results of operations, financial condition, and Company’s share price.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2023	United States dollars unless otherwise stated

ESTIMATES OF MINERAL RESOURCES AND MINERAL RESERVES AND PRODUCTION RISKS

The figures for mineral reserves and mineral resources contained in the Company’s public disclosure record are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized, or that mineral reserves or mineral resources will be mined or processed profitably. The Company cannot give any assurance that such estimates will be achieved. Failure to achieve such estimates could have an adverse impact on the Company’s future cash flows, profitability, results of operations, and financial condition.

Until a deposit is actually mined and processed, the quantity of metal and grades must be considered as estimates only. Actual mineral reserves or mineral resources may not conform to geological, metallurgical, or other expectations, and the volume and grade of ore recovered may differ from estimated levels. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. It is inherently impossible to have full knowledge of particular geological structures, faults, voids, intrusions, natural variations in and within rock types and other occurrences. Failure to identify such occurrences in the Company’s assessment of mineral reserves and mineral resources may have a material adverse effect on the Company’s future cash flows, results of operations, and financial condition.

DEPENDENCE ON THE CAMINO ROJO OXIDE MINE

The Camino Rojo Oxide Mine accounts for all of the Company's current production and is expected to continue to account for all of its production in the near term. Any adverse condition affecting mining, processing conditions, expansion plans, or ongoing permitting at the Camino Rojo Oxide Mine could have a material adverse effect on the Company's financial performance and results of operations. Even though the Company has established mining operations and estimates of future production, various factors, including costs, actual mineralization, consistency and reliability of ore grades, processing rates, and commodity prices can affect cash flow and profitability, and there can be no assurance that current or future estimates of these factors will reflect actual results and performance. The cost and availability of suitable machinery, supplies, mining equipment, and skilled labour, the existence of competent operational management and prudent financial administration, as well as the availability and reliability of appropriately skilled and experienced consultants, can also affect successful project operations. The activities of the Company at the Camino Rojo Oxide Mine may also be subject to prolonged disruption from a variety of risks normally encountered in production of precious metals as further described under “Mining Industry” below. The failure of the Company to achieve its production estimates could have a material and adverse effect on future cash flows, profitability, results of operations, and financial condition.

INDEBTEDNESS

As of the date of this MD&A, Orla had aggregate consolidated indebtedness under its Credit Facility as discussed above in section IX – “Liquidity”. As a result, the Company is required to use a portion of its cash flow to service principal and interest on its debt, which will limit the cash flow available for other business opportunities. The Company’s ability to make scheduled payments of the principal of, to pay interest on, or to refinance indebtedness depends on its future performance, which is subject to economic, financial, competitive, and other factors beyond its control. The Company may not generate cash flow from operations in the future sufficient to service debt and make necessary capital expenditures. If the Company is unable to generate such cash flow, it may be required to adopt one or more alternatives, such as selling assets, restructuring debt, or obtaining additional equity capital on terms that may be onerous or highly dilutive. The Company’s ability to refinance its indebtedness will depend on the capital markets and its financial condition at such time. The Company may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default. The terms of the Credit Facility also require the Company to satisfy various affirmative and negative covenants and financial ratios. These covenants and ratios limit, among other things, the Company’s ability to incur further indebtedness, create certain liens on assets, engage in certain types of transactions, or pay dividends. The Company can provide no assurances that in the future, it will not be limited in its ability to respond to changes in its business or competitive activities or be restricted in its ability to engage in mergers, acquisitions, or dispositions or acquisitions of assets. Furthermore, a failure to comply with these covenants and ratios would likely result in an event of default under the Credit Facility and would allow the lenders to accelerate the debt, which could materially and adversely affect the Company’s business, financial condition, and results of operations, as well as the market price of the Company’s securities.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2023	United States dollars unless otherwise stated

EXPLORATION, DEVELOPMENT, AND PRODUCTION RISKS

The business of exploring for minerals, development, and mining involves a high degree of risk. The operations of the Company may be disrupted by a variety of risks and hazards normally encountered in the exploration, development, and production of precious metals, including, without limitation, unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding, and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, personal injury or loss of life, and damage to tailings dams, property, and environmental damage, all of which may result in possible legal liability. The occurrence of any of these events could result in a prolonged interruption of the Company’s activities that would have a material adverse effect on its business, financial condition, results of operations, and prospects. Further, the Company may be subject to liability or sustain losses in relation to certain risks and hazards against which it cannot insure or for which it may elect not to insure. The occurrence of operational risks and/or a shortfall or lack of insurance coverage could have a material adverse impact on the Company’s results of operations and financial condition.

The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience, and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Even when mineralization is discovered, it may take several years until production is possible, during which time the economic feasibility of production may change. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes, and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the Company will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metal prices that are highly cyclical, and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital. There is no certainty that the expenditures made towards the search and evaluation of mineral deposits will result in discoveries or development of commercial quantities of ore. Development projects have no operating history upon which to base estimates of future capital and operating costs. For development projects, mineral resource estimates and estimates of operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility and pre-feasibility studies, which derive estimates of capital and operating costs based upon anticipated tonnage and grades of ore to be mined and processed, ground conditions, the configuration of the ore body, expected recovery rates of minerals from ore, estimated operating costs, and other factors. As a result, actual production, cash operating costs, and economic returns could differ significantly from those estimated. It is not unusual for new mining operations to experience problems during the start-up phase, and delays in the commencement of production can often occur.

OUR ACTIVITIES MAY BE ADVERSELY AFFECTED BY NATURAL DISASTERS, TERRORIST ACTS, HEALTH CRISES AND OTHER DISRUPTIONS AND DISLOCATIONS, INCLUDING BY THE COVID-19 PANDEMIC, WHETHER THOSE EFFECTS ARE LOCAL, NATIONWIDE, OR GLOBAL

Upon the occurrence of a natural disaster, pandemic, or upon an incident of war, riot, or civil unrest, the impacted country, and the overall global economy, may not efficiently and quickly recover from such an event, which could have a material adverse effect on the Company. Terrorist attacks, public health crises including epidemics, pandemics, outbreaks of new infectious diseases or viruses, and related events can result in volatility and disruption to global supply chains, operations, mobility of people, patterns of consumption and service, and the financial markets, which could affect interest rates, credit ratings, credit risk, inflation, business, financial conditions, results of operations, and other factors relevant to the Company.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2023	United States dollars unless otherwise stated

Global markets have been adversely impacted by emerging infectious diseases and/or the threat of outbreaks of viruses, other contagions or epidemic diseases, including the novel COVID-19, and many industries, including the mining industry, have been impacted. The outbreak has led to a widespread crisis that is adversely affecting the economies and financial markets of many countries. If increased levels of volatility continue, or in the event of a rapid destabilization of global economic conditions, there may be an adverse effect on commodity prices, demand for metals, availability of equity or credit, investor confidence, and general financial market liquidity, all of which may adversely affect the Company’s business and the market price of the Company’s securities. In addition, there may not be an adequate response to emerging infectious diseases, or significant restrictions may be imposed by a government, either of which may impact mining operations. There are potentially significant economic and social impacts, including labour shortages and shutdowns, delays and disruption in supply chains, social unrest, government or regulatory actions or inactions, including quarantines, travel restrictions, declaration of national emergencies, permanent changes in taxation or policies, decreased demand or the inability to sell and deliver doré or concentrates and resulting commodities, declines in the price of commodities, delays in permitting or approvals, suspensions or mandated shut downs of operations, governmental disruptions, or other unknown events with potentially significant impacts. At this time, the Company cannot accurately predict what impacts there will be or what effects these conditions will have on the business, including those uncertainties relating to the ultimate geographic spread, the duration of the outbreak, and the length of restrictions or responses that have been or may be imposed by the governments. Given the global nature of the Company’s operations, the Company may not be able to accurately predict which operations will be impacted. Any outbreak or threat of an outbreak of a contagious or epidemic disease could have a material adverse effect on the Company, its business and operational results, and the market price of its securities.

FOREIGN COUNTRY AND POLITICAL RISK

The Company’s principal mineral properties are located in Mexico, Panama, and the United States. The Company is subject to certain risks as a result of conducting foreign operations, including, but not limited to: currency fluctuations; possible political or economic instability that may result in the impairment or loss of mineral titles or other mineral rights; opposition from environmental or other non-governmental organizations; government regulations relating to the mining industry; renegotiation, cancellation, or forced modification of existing contracts; expropriation or nationalization of property; changes in laws or policies or increasing legal and regulatory requirements including those relating to taxation, royalties, imports, exports, duties, currency, or other claims by government entities, including retroactive claims and/or changes in the administration of laws, policies, and practices; uncertain political and economic environments; war, terrorism, narco-terrorist actions or activities, sabotage, and civil disturbances; delays in obtaining or the inability to obtain or maintain necessary governmental or similar permits or to operate in accordance with such permits or regulatory requirements; currency fluctuations; import and export regulations, including restrictions on the export of gold or other minerals; limitations on the repatriation of earnings; and increased financing costs. Any changes in regulations or shifts in political attitudes are beyond the control of the Company and may adversely affect its business.

The introduction of new tax laws, regulations, or rules, or changes to, or differing interpretation of, or application of, existing tax laws, regulations, or rules in any of the countries in which the Company currently conducts business or in the future may conduct business, could result in an increase in taxes, or other governmental charges, duties, or impositions. No assurance can be given that new tax laws, rules, or regulations will not be enacted or that existing tax laws will not be changed, interpreted, or applied in a manner that could result in the Company being subject to additional taxation or that could otherwise have a material adverse effect on the Company.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2023	United States dollars unless otherwise stated

Although the Company believes that its exploration and production activities are currently carried out in accordance with all applicable rules and regulations, new rules and regulations may be enacted, and existing rules and regulations may be applied in a manner that could limit or curtail production or development of the Company’s properties. Amendments to current laws and regulations governing the operations and activities of the Company or more stringent implementation thereof could have a material adverse effect on the Company’s business, financial condition, and results of operations.

The Company’s primary operations are currently conducted in Mexico. Violence in Mexico is well documented and has, over time, been increasing. Conflicts between the drug cartels and violent confrontations with authorities are not uncommon. Other criminal activity, such as kidnapping and extortion, is also an ongoing concern. Many incidents of crime and violence go unreported and efforts by police and other authorities to reduce criminal activity are challenged by a lack of resources, corruption, and the pervasiveness of organized crime. Incidents of criminal activity have occasionally affected the communities in the vicinity of the Company’s operations. Such incidents may prevent access to the Company’s mines or offices; halt or delay operations and production; result in harm to employees, contractors, visitors, or community members; increase employee absenteeism; create or increase tension in nearby communities; or otherwise adversely affect the Company’s ability to conduct business. The Company can provide no assurance that security incidents, in the future, will not have a material adverse effect on its operations.

In addition, one of the Company’s material mineral properties is located in Panama. Panama remains a developing country. If the economy of Panama fails to continue growth or suffers a recession, it may have an adverse effect on the Company’s operations in that country.

The Company does not carry political risk insurance.

PERMITS AND LICENSES

The Company’s operations in each of the jurisdictions in which it operates are subject to receiving and maintaining permits (including environmental permits) from appropriate governmental authorities. Furthermore, prior to any development on any of its properties, the Company must receive permits from appropriate governmental authorities. The Company can provide no assurance that necessary permits will be obtained, that previously issued permits will not be suspended for a variety of reasons, including through government or court action, or that delays will not occur in connection with obtaining all necessary permits, renewals of permits for existing operations, or additional permits for any possible future changes to operations, or additional permits associated with new legislation. In addition, the timing of permits is uncertain and processing times may be negatively affected by COVID-19. The Company can provide no assurance that it will continue to hold or obtain, if required to, all permits necessary to develop or continue operating at any particular site, which would materially adversely affect its operations.

GOVERNMENT REGULATION

The exploration, development, and mining activities of the Company are subject to various federal, provincial/state, and local laws governing prospecting, development, taxes, labour standards, toxic substances, and other matters. Exploration, development, and mining activities are also subject to various federal, provincial/state, and local laws and regulations relating to the protection of the environment. These laws mandate, among other things, the maintenance of air and water quality standards, and land reclamation. These laws also set forth limitations on the generation, transportation, storage, and disposal of solid and hazardous waste. Although the Company’s exploration, development, and mining activities are currently carried out in accordance with all applicable rules and regulations governing operations and exploration activities, no assurance can be given that new rules and regulations, amendments to current laws and regulations or more stringent implementation thereof could have a substantial adverse impact on the Company’s activities.

ENVIRONMENTAL RISKS AND HAZARDS

All phases of the Company’s mineral exploration, development, and mining operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors, and employees. There is no assurance that future changes in environmental regulations, laws, and permits, if any, will not adversely affect the Company’s operations. Environmental hazards may exist on the properties on which the Company holds interests which are unknown to the Company at present, which have been caused by previous or existing owners or operators of the properties. The Company may become liable for such environmental hazards caused by previous owners and operators of the properties even where it has attempted to contractually limit its liability.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2023	United States dollars unless otherwise stated

Government approvals and permits are currently, and may in the future be, required in connection with the Company’s operations. To the extent such approvals are required and not obtained; the Company may be curtailed or prohibited from proceeding with planned exploration, development, or mining of mineral properties.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

THE CAMINO ROJO MINERAL RESOURCE ESTIMATE ASSUMES THAT THE COMPANY CAN ACCESS MINERAL TITLES AND LANDS THAT ARE NOT CONTROLLED BY THE COMPANY

All of the mineralization comprised in the Company’s mineral resource estimate with respect to the Camino Rojo Project is contained on mineral titles controlled by Orla. However, the mineral resource estimate assumes that the north wall of the conceptual floating pit cone used to demonstrate reasonable prospects for eventual economic extraction extends onto lands where mineral title is held by Fresnillo and that waste would be mined on Fresnillo’s mineral titles. On December 21, 2020, Orla announced that it had completed the Layback Agreement. The Layback Agreement allows Orla to expand the Camino Rojo Oxide Mine pit onto part of Fresnillo’s mineral concession located immediately north of Orla’s property. This expansion will increase oxide ore available for extraction on Orla’s property below the pit outlined in Orla’s previous, 2019 technical report on the project.

However, the Layback Agreement is only with respect to the portion of the heap leach material included in the current mineral reserve. As such, any potential development of the Camino Rojo Project that includes an open pit encompassing the entire mineral resource estimate would be dependent on an additional agreement with Fresnillo (or any potential subsequent owner of the mineral titles). It is estimated that approximately two-thirds of the mill resource estimate and one-quarter of the leach resource estimate comprising the mineral resource estimate are dependent on this additional agreement being entered into with Fresnillo. The leach mineral resource dependent on the additional agreement is mainly comprised of less oxidized transitional material with the lowest predicted heap-leach recoveries.

Delays in, or failure to obtain, an additional agreement with Fresnillo would affect the development of a significant portion of the mineral resources of the Camino Rojo Project that are not included in the 2021 Camino Rojo Report mine plan, in particular by limiting access to significant mineralized material at depth. There can be no assurance that the Company will be able to negotiate such additional agreement on terms that are satisfactory to the Company and Fresnillo or that there will not be delays in obtaining the necessary additional agreement. Should such a subsequent agreement with Fresnillo not be obtained on favourable terms, the economics of any potential mine development using the full mineral resource estimate would be significantly negatively impacted.

MINERAL RESOURCE ESTIMATIONS FOR CAMINO ROJO ARE ONLY ESTIMATES AND RELY ON CERTAIN ASSUMPTIONS

The estimation of mineral resources relies on the judgment of the independent Qualified Person preparing the estimates. The process relies on the quantity and quality of available data and is based on knowledge, mining experience, analysis of drilling results, and industry practices. Valid estimates made at a given time may significantly change when new information becomes available.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2023	United States dollars unless otherwise stated

In particular, the estimation of mineral resources for the Camino Rojo Project has assumed that there is a reasonable prospect for reaching an additional agreement with Fresnillo with respect to the mill resource included in the mineral resource estimate. While the Company believes that the mineral resource estimates for the Camino Rojo Project are well established and reflect best estimates, by their nature resource estimates are imprecise and depend on inferences that may ultimately prove to be inaccurate, including the assumption that an additional agreement with Fresnillo will be reached.

Although all mineralization included in the Company’s mineral resource estimate for the Camino Rojo Project are located on mineral concessions controlled by the Company, failure to reach an additional agreement with Fresnillo would result in a significant reduction of the mineral resource estimate by limiting access to mineral resources below the current mineral reserves. Any material changes in mineral resource estimates may have a material adverse effect on the Company.

SURFACE RIGHTS

There are four ejido communities in the vicinity of the main area of drilling at the Camino Rojo Project and other ejido lands cover most of the rest of the property. The lands that are used by the Company for the open pit mine and heap leach facility are subject to an expropriation agreement between the Company and the Ejido San Tiburcio. Currently, the Company has the legal possession of such lands until 2043. For exploration activities, the Company enters into temporary occupation agreements with the ejido communities, which allow the Company to use the surface of the lands for its mining activities for a set period of time. In Mexico, mining rights that are covered under a concession do not include direct ownership or possession rights over the surface, or surface access, and at any particular time the Company may be involved in negotiations with various ejido communities to enter into new temporary occupation agreements or other surface access agreements or amend existing agreements. Failure to reach new agreements or disputes regarding existing agreements may cause, blockades, suspension of operations, delays to projects, and, on occasion, may lead to legal disputes. Any such failure to reach new agreements or disputes regarding existing agreements may have a material adverse effect on the Company’s business.

The Company currently owns all surface rights required for exploration and development of the Cerro Quema Project.

Access to the Company’s South Railroad Project and certain mineral properties at the project are or will be governed by surface use agreements or other forms of access rights or agreements such as easements and rights-of-way. Failure to meet or otherwise satisfy required contractual obligations and make payments with respect to such agreements and rights or to otherwise obtain such agreements or rights may result in loss of access to the project or to certain mineral properties.

TITLE MATTERS

The acquisition of title to mineral tenures in Mexico, Panama and the United States is a detailed and time-consuming process. Although the Company has diligently investigated title to all mineral tenures and, to the best of its knowledge, title to all of its properties is in good standing, this should not be construed as a guarantee of title. The Company can provide no assurances that there are no title defects affecting its properties. Other parties may dispute title to any of the Company’s mineral properties and any of the Company’s properties may be subject to prior unregistered liens, agreements, transfers or claims, and title may be affected by, among other things, undetected encumbrances or defects or governmental actions. Title to the Company’s properties may also be affected by undisclosed and undetected defects. If any claim or challenge is made regarding title, the Company may be subject to monetary claims or be unable to develop properties as permitted or to enforce its rights with respect to its properties.

Certain of the Company’s mineral rights at the South Railroad Project consist of unpatented mining claims. Unpatented mining claims are unique real property interests and are generally considered to be subject to greater risk than other real property interests because the legal validity of unpatented mining claims is often uncertain. Unpatented mining claims provide only possessory title and their legal validity is often subject to contest by third parties or the federal government. These uncertainties relate to such things as the sufficiency of mineral discovery, proper posting and marking of mining claim boundaries and location monuments, assessment work, unregistered agreements, undetected defects and possible conflicts with other mining claims. Since a substantial portion of all mineral exploration, development and mining in the western United States now occurs on unpatented mining claims, this uncertainty is inherent in the mining industry.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2023	United States dollars unless otherwise stated

The South Railroad Project is also subject to annual compliance with assessment work or fee requirements, property taxes, lease payments and other contractual payments and obligations. Any failure to make such payments or comply with such requirements or obligations could result in the loss of all or a portion of the Company’s interest in the South Railroad Project.

In addition, certain of the Company’s subsurface mineral rights to the South Railroad Project are secured or controlled by a contractual interest in private surface and mineral property in the form of various surface use agreements and mining/mineral leases. Subject to the terms of those agreements and leases, certain of those agreements and leases may not have provisions for automatic renewal. If the Company is not able to negotiate for the extension of those agreements and leases they may expire and no longer form part of the Company’s mineral portfolio, which may have a material adverse effect on the Company’s business.

COMMODITY PRICES

The profitability of mining operations is significantly affected by changes in the market price of gold and other minerals. The level of interest rates, the rate of inflation, world supply of these minerals and stability of exchange rates can all cause significant fluctuations in metal prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political developments. The price of gold and other minerals has fluctuated widely in recent years, and future serious price declines could cause commercial production to be impracticable.

UNKNOWN LIABILITIES IN CONNECTION WITH ACQUISITIONS

As part of the Company’s acquisitions, including its recent acquisition of Gold Standard, the Company has assumed certain liabilities and risks. While the Company conducted thorough due diligence in connection with such acquisitions, there may be liabilities or risks that the Company failed, or was unable, to discover in the course of performing the due diligence investigations or for which the Company was not indemnified. Any such liabilities, individually or in the aggregate, could have a material adverse effect on the Company’s financial position and results of operations.

UNINSURED RISKS

The Company carries insurance to protect against certain risks in such amounts as it considers adequate. Risks not insured against include environmental pollution or other hazards against which such corporations cannot insure or against which they may elect not to insure.

ACQUISITIONS AND INTEGRATION

From time to time, the Company examines opportunities to acquire additional mining assets and businesses. An example is the Company’s recent acquisition of Gold Standard. Any acquisition that the Company may choose to complete may be of a significant size, may change the scale of the Company’s business and operations, and may expose the Company to new geographic, political, operating, financial, and geological risks. The Company’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, and integrate the acquired operations successfully with those of the Company.

LITIGATION RISK

All industries, including the mining industry, are subject to legal claims, with and without merit. Defence and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation and dispute resolution process, the litigation process could take away from management time and efforts and the resolution of any particular legal proceeding to which the Company may become subject could have a material adverse effect on the Company’s financial position, results of operations, or the Company’s property development or operations.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three months ended March 31, 2023	United States dollars unless otherwise stated

CONFLICTS OF INTEREST

Certain directors of the Company also serve as directors and/or officers of other companies involved in natural resource exploration and development. Consequently, there exists the possibility for such directors to be in a position of conflict. Any decision made by such directors involving the Company will be made in accordance with their duties and obligations to deal fairly and in good faith with the Company and such other companies. In addition, such directors will declare, and refrain from voting on, any matter in which such directors may have a conflict of interest.

COMPLIANCE WITH ANTI-CORRUPTION LAWS

The Company is subject to various anti-corruption laws and regulations including, but not limited to, the Canadian Corruption of Foreign Public Officials Act, the US Foreign Corrupt Practices Act, and similar laws in any country in which the Company conducts business. In general, these laws prohibit a company and its employees and intermediaries from bribing or making other prohibited payments to foreign officials or other persons to obtain or retain business or gain some other business advantage. In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under such laws, resulting in greater scrutiny and punishment to companies convicted of violating anti-corruption and anti-bribery laws. Furthermore, a company may be found liable for violations by not only its employees, but also by its contractors and third-party agents.

The Company’s Camino Rojo Project is located in Mexico and the Cerro Quema Project is located in Panama, both of which countries which are perceived as having fairly high levels of corruption. Orla cannot predict the nature, scope, or effect of future anti-corruption regulatory requirements to which the Company’s operations might be subject or the manner in which existing laws might be administered or interpreted.

Failure to comply with the applicable legislation and other similar foreign laws could expose the Company and/or its senior management to civil and/or criminal penalties, other sanctions and remedial measures, legal expenses, and reputational damage, all of which could materially and adversely affect the Company’s business, financial condition, and results of operations. Likewise, any investigation of any potential violations of the applicable anti-corruption legislation by Canadian, American, or foreign authorities could also have an adverse impact on the Company’s business, financial condition, and results of operations.

As a consequence of these legal and regulatory requirements, the Company has instituted policies with regard to business ethics, which have been designed to ensure that Orla and its employees comply with applicable anti-corruption laws and regulations. However, there can be no assurance or guarantee that such efforts have been and will be completely effective in ensuring the Company’s compliance, and the compliance of its employees, consultants, contractors, and other agents, with all applicable anti-corruption laws and regulations.